EXHIBIT 11

 STATEMENT RE: COMPUTATION OF EARNINGS (LOSS) PER SHARE
 (in thousands, except earnings (loss) per share data)

 Primary and Fully Diluted
 Earnings (Loss) per Share:

                                       For the Year Ended December 31

                                           1996      1995      1994

 Net Earnings (Loss)                      <$905>    <$653>    <$311>

 Weighted average common shares outstanding:

       Weighted average common shares    12,597    11,277     7,976

       Common shares issued during the
       year ended December 31, 1994 (1)    ---       ---      1,524

                                 TOTAL   12,597    11,277     9,500

 Net Earnings (Loss) per share            <$.07>    <$.06>    <$.03>



 (1) Represents shares of common stock issued within 12 months of the merger. Such shares are considered to be outstanding for all periods presented in the same manner as a stock split.